Exhibit 99.1

EVEREST SPECIAL SITUATIONS FUND L.P.
Platinum House
21 Ha'arbaa Street
Tel Aviv 84739 Israel
Tel: 972-3-6858555
Fax: 972-3-6858557

May 20, 2008

ViaFacsimile and Federal Express

Ira B. Lampert
Chairman, Chief Executive Officer and President
Concord Camera Corp.
4000 Hollywood Boulevard
Presidential Circle–6th Floor, North Tower
Hollywood, Florida 33021

Dear Mr. Lampert:

Everest Special Situations Fund L.P. (“Everest”) is the beneficial owner of 358,491 shares of Concord’s common stock, or approximately 6.06% of its outstanding shares. We are writing this letter as a follow-up to our letter dated February 20, 2008, to advise you with our discontent with the Company’s functioning and of a possible course of action we may be forced to take soon.

Concord’s special committee has now failed twice to propose strategic alternatives after citing two different approximate dates to its shareholders in official filings and has now stated that it will not make a recommendation until the company achieves improved liquidity of its auction rate securities. Concord’s shareholders have been kept in the dark for some time with vague statements about strategic alternatives. We feel strongly that all shareholders should be immediately informed of the preferred direction and the obstacles faced in achieving a quick resolution.

Management and the board have led the company to 17 consecutive quarters of losses while paying large sums of money for CEO compensation relative to the size of the business and its earnings.

Management has shown a poor operational record while earning only 10.7% in gross margins despite manufacturing in China, which should have reduced production costs significantly.

On top of this, despite the Company’s continuous negative cash flows from operations, the board and management have decided to invest a large majority of its cash, cash equivalents and marketable securities in auction rate securities, while failing to manage the business risk for the benefit of all shareholders.

We believe the above is a strong testimony that supports our view that this management should not be relied upon to do the right thing in a wind-down/liquidation or a sale of the company.

In the past, we offered to help the process but management has indicated it does not think it needs help from new directors.

Elchanan (Nani) Maoz, the CEO of the general partner of Everest has been involved in a few successful liquidation processes, turnaround situations and M&A. In fact in one case Maoz served as the liquidation trust committee Chair of one of the fastest liquidations recorded in the Southern District Bankruptcy Court of NY.  Maoz and Everest have been involved in wind-down and downsizing of ongoing operations, a space in which we believe current management has very little expertise.

We demand that the company immediately add a director to the board identified by Everest to accelerate a liquidation or sale process.

Everest reserves the right to seek to replace the board in accordance with applicable law.

We are happy to meet with the board and management in the near future to discuss possible collaboration but will not wait much longer before taking action, as we have done under similar circumstances, in cases where such action was necessary.

Sincerely,

/s/ Elchanan Maoz

Elchanan (Nani) Maoz